UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period January 2005______	File No. ___0-49947____

Storm Cat Energy Corp.

(Formerly Toby Ventures Inc.)

(Name of Registrant)

430 – 580 Hornby Street, Vancouver, British Columbia  CANADA V6C 2B3

(Address of principal executive offices)

1.

News Release dated January 5, 2005

2.

News Release dated January 10, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.         FORM 20-F  ___X__         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this

Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes _____       No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Storm Cat Energy Corp.

(Registrant)

Dated: January 13, 2005	Signed: /s/ Christopher Dyakowski Christopher Dyakowski, Director

STORM CAT ENERGY CORPORATION ANNOUNCES APPOINTMENT OF MR. ROBERT D. PENNER TO ITS BOARD OF DIRECTORS

STORM CAT ENERGY CORPORATION (TSX Venture: SME) – (the “Company”) has appointed Mr. Robert D. Penner to its Board of Directors.  Mr. Penner, a recently retired senior tax partner with KPMG, joins the Company with more than 35 years of public practice.  He specializes extensively on advisory services for taxation and related matters to a wide cross-section of clients, predominantly in the oil and gas industry.  Mr. Penner is a member of the Canadian Institute of Chartered Accountants, Institute of Chartered Accountants of Alberta and Manitoba, Canadian Petroleum Tax Society and the Canadian Tax Foundation.

Storm Cat Energy welcomes Mr. Penner to their Board of Directors and looks forward to his active contribution in the continuing development of the company.

The Company has accepted the resignation of Mr. Ron Husband as Director.  Storm Cat Energy extends its appreciation to him for his contribution and dedication during this period of growth.

By Order of the Board of Directors of Storm Cat Energy Corporation.

Scott Zimmerman

President

For further information, please contact: 1-87STORMCAT or email to info@stormcatenergy.com

- News Release -

Storm Cat Energy Acquires Additional Alaskan Lands

January 10, 2004

Storm Cat Energy Corp. (SME– TSX.V) (the “Company”) announces it has acquired an additional Petroleum and Natural Gas lease in the Cook Inlet region of Alaska. These lands comprise 3,757 acres in Township 17 North, Range 1 West, in close proximity of the18,369 acres recently acquired from the Alaskan Mental Health Trust.

These lands are considered prospective for coalbed and conventional natural gas. Rentals have been paid in the amount of $9,395.00 USD and the lease is valid until December 31, 2008. Storm Cat has agreed to pay all future rentals in exchange for a 100% working interest (84.8% net revenue interest in Lease # ADL 389937).

The corporation also announces it has granted, under its Stock Option Plan, incentive stock options to Ron Sutsch, International Landman, based in Calgary and to Robert Penner, recently appointed Director, for a total of 100,000 common shares in the capital of the company exercisable for a period of five years ending on January 7, 2010, at a price of $5.70 per share.

By Order of the Board of Directors

Storm Cat Energy Corporation

J. Scott Zimmerman

President

For further information, please contact The Kottmeier Resolution Group, investor relations, at toll free 1-87STORMCAT (1-877-867-6228) or via email info@stormcatenergy.com .

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT

RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.